Brenda A Moffitt T. 617.345.7012 F. 617.204.8012 bmoffitt@ghlaw.com

McCarter & English, LLP 225 Franklin Street Boston, MA 02110 T. 617.345.7000 F. 617.345.7050 www.mccarter.com

June 1, 2006

VIA FACSIMILE AND EDGAR

Perry Hindin, Special Counsel
Jay Mumford
Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MFIC Corporation (the “Company”) - Form SB-2 filed May 11, 2006 - File
No. 333-132895

Dear Mr. Hindin and Mr. Mumford:

On behalf of the Company and pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Registration Statement on Form SB-2, as amended, be accelerated to 5:00 P.M., on Monday, June 5, 2006, or as soon as practicable thereafter.

The Company hereby acknowledges that:

1.               should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact me with any questions.

BALTIMORE   BOSTON   HARTFORD   NEW YORK   NEWARK   PHILADELPHIA   STAMFORD   WILMINGTON

Perry Hindin, Special Counsel
Jay Mumford
June 1, 2006

Please note that effective June 1, 2006, Gadsby Hannah LLP is now McCarter & English LLP. Our phone and fax numbers remain the same.

Best Regards,

/s/ BRENDA MOFFITT

Brenda A. Moffitt

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